As filed with the Securities and Exchange Commission on October 11, 2022

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INMED PHARMACEUTICALS INC.

(Exact name of registrant as specified in its charter)

British Columbia	2834	98-1428279
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 310 - 815 West Hastings Street
Vancouver, British Columbia, Canada
V6C 1B4

(604) 669-7207

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Registered Agent Solutions, Inc.

1100 H Street NW, Suite 840

Washington, D.C. 20005

(888) 705-7274

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Brenda Edwards Interim Chief Financial Officer InMed Pharmaceuticals Inc. Suite 310 – 815 West Hastings Street Vancouver, British Columbia V6C 1B4 Canada (604) 669-7207	Brian Fenske Norton Rose Fulbright US LLP 1301 McKinney, Suite 5100 Houston, Texas 77010-3095 United States (713) 651-5557

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer:	☐	Accelerated filer:	☐
Non-accelerated filer:	☒	Smaller reporting company:	☒
		Emerging Growth Company:	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 11, 2022

PRELIMINARY PROSPECTUS

2,073,735 Common Shares

InMed Pharmaceuticals Inc.

This prospectus relates to the offer and resale by the selling shareholders identified herein, or the Selling Shareholders, or any of their pledgees, donees, assignees and successors-in-interest, or collectively, the permitted transferees, of up to 2,073,735 of our common shares, no par value per share, or the common shares, consisting of (i) 90,000 common shares issued to the Selling Shareholders in a private placement consummated in September 2022, or the September Private Placement, (ii) 601,245 common shares issuable upon exercise of pre-funded warrants issued to the Selling Shareholders in the September Private Placement and (iii) 1,382,490 common shares issuable upon the exercise of preferred investment options issued to the Selling Shareholders in the September Private Placement. See “Prospectus Summary—Recent Developments—September Private Placement” for additional information.

We will not receive any proceeds from the sale of common shares by the Selling Shareholders. However, upon (i) the cash exercise of the pre-funded warrants, we will receive the exercise price of such warrants, for an aggregate of approximately $60 and (ii) the cash exercise of the preferred investment options, we will receive the exercise price of such options, for an aggregate of approximately $11.7 million. We will bear all fees and expenses incident to our obligation to register the common shares covered by this prospectus. Brokerage fees, underwriting discounts and commissions, and similar expenses, if any, attributable to the sale of common shares offered hereby will be borne by the applicable Selling Shareholder.

The Selling Shareholders and any of their permitted transferees may offer and sell the common shares covered by this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” beginning on page 28 for additional information.

Our common shares are listed on the Nasdaq Capital Market under the symbol “INM”. On October 10, 2022, the last reported sale price of our common shares on the Nasdaq Capital Market was $6.79 per share.

We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and are subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common shares involves a high degree of risk. Before you invest in our common shares, you should carefully read the section entitled “Risk Factors” on page 6 of this prospectus, and other risk factors contained in any applicable prospectus supplement and in the documents incorporated by reference herein and therein.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should carefully read this entire prospectus, any amendments or supplements, and the documents incorporated or deemed incorporated by reference herein and therein, before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated           , 2022

i

ABOUT THIS PROSPECTUS AND EXCHANGE RATES

You should rely only on the information contained in, or incorporated by reference into, this prospectus, and any applicable prospectus supplement or free writing prospectus that we have authorized for use in connection with this offering. Neither we nor the Selling Shareholders have authorized anyone to provide you with additional information or information that is different. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information appearing in this prospectus is accurate only as of the date of this prospectus and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or of any sale of the common shares offered hereby. Our business, financial condition, results of operations and prospects may have changed since those dates.

We obtained the industry, market and competitive position data in this prospectus and the documents incorporated by reference herein from our own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by third parties. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Risk Factors” in this prospectus and under similar headings in the documents incorporated by reference into this prospectus, that could cause results to differ materially from those expressed or implied in these publications and reports.

For investors outside the United States: Neither we nor the Selling Shareholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus in a jurisdiction outside the United States must inform themselves about, and observe any restrictions relating to, this offering and the distribution of this prospectus.

This prospectus contains references to our trademark and to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we or the applicable licensor will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entities.

Unless otherwise indicated, references in this prospectus to “$” or “United States dollars” are to United States dollars. Canadian dollars are referred as “Canadian dollars” or “C$”.

The high, low, average and closing rates for Canadian dollars in terms of the United States dollar for each of the periods indicated, as quoted by the Bank of Canada, were as follows:

	Year Ended June 30
	2022		2021		2020
High for period	C$	1.3039	C$	1.3616	C$	1.4496
Average for the period	C$	1.2659	C$	1.2823	C$	1.3427
Low for period	C$	1.2329	C$	1.2040	C$	1.2970
Rate at end of period	C$	1.2886	C$	1.2394	C$	1.3628

On October 7, 2022, the Bank of Canada daily rate of exchange was $1.00 = C$ 1.3712 or C$1.00 = $0.7293.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our securities and it is qualified in its entirety by, and should be read in conjunction with, this entire prospectus and the information incorporated herein by reference to our other filings with the Securities and Exchange Commission, or SEC. Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described herein or incorporated by reference herein, together with all of the other information in this prospectus, including our financial statements and related notes, before investing in our securities. If any of the risks described herein or incorporated by reference herein materialize, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our securities could decline, and you could lose part or all of your investment.

Unless the context indicates otherwise, as used in this prospectus, the terms “we,” “us,” “our,” “our company,” “our business” or similar terms, refer to InMed Pharmaceuticals Inc., and our wholly-owned subsidiaries.

Overview

We are a clinical stage pharmaceutical company developing a pipeline of prescription-based products, including rare cannabinoids and novel cannabinoid analogs, targeting the treatment of diseases with high unmet medical needs, or Product Candidates. We also have significant know-how in developing proprietary manufacturing approaches to produce cannabinoids for various market sectors, or Products.

We are developing multiple manufacturing approaches for synthesizing rare cannabinoids for potential use in pharmaceutical Product Candidates and Products. Our know-how includes traditional approaches such as chemical synthesis and biosynthesis, as well as a proprietary, integrated manufacturing approach called IntegraSynTM. We are dedicated to delivering new therapeutic alternatives to patients and consumers who may benefit from cannabinoid-based products. Our approach leverages on the several thousand years’ history of health benefits attributed to the Cannabis plant and brings this anecdotal information into the 21st century by applying tried, tested and true scientific approaches to establish non-plant-derived (synthetically manufactured), individual cannabinoid compounds as Product Candidates in important market segments including clinically-proven, FDA-approved medicines and Products that are provided to wholesalers and end-product manufacturers. While our activities do not involve direct use of Cannabis or extracts from the plant, we note that the U.S. Food and Drug Administration, or the FDA, has, to date, not approved any marketing application for Cannabis for the treatment of any disease or condition and has approved only one Cannabis-derived and three Cannabis-related drug products. Our ingredients are synthetically made and, therefore, we have no interaction with the Cannabis plant. We do not grow or utilize Cannabis or its extracts in any of our Products or Product Candidates; our current pharmaceutical drug Product Candidates are applied topically, although future drug candidates may utilize other routes of administration; and, we do not utilize tetrahydrocannabinol, or THC, or cannabidiol, or CBD, the most common cannabinoid compounds that are typically extracted from the Cannabis plant, in any of our Products or Product Candidates. The active pharmaceutical ingredient, or API, under development for our initial two drug candidates, INM-755 for Epidermolysis bullosa, or EB, and INM-088 for glaucoma, is cannabinol, or CBN. Additional uses of both INM-755 and INM-088 are being explored, as well as the application of novel cannabinoid analogs to treat diseases including but not limited to neurodegenerative diseases such as Alzheimer’s, Parkinson’s and Huntington’s.

We believe we are positioned to develop multiple pharmaceutical Product Candidates in diseases which may benefit from medicines based on rare cannabinoid compounds. Most currently approved cannabinoid therapies are based specifically on CBD and/or THC and are often delivered orally, which has limitations and drawbacks, such as side effects (including the intoxicating effects of THC). Currently, we intend to deliver our rare cannabinoid pharmaceutical drug candidates through various topical formulations (cream for dermatology, eye drops for ocular diseases) as a way of enabling treatment of the specific disease at the site of disease while seeking to minimize systemic exposure and any related unwanted systemic side effects, including any drug-drug interactions and any metabolism of the active pharmaceutical ingredient by the liver. The cannabinoids products sold through our B2B raw material supply business are integrated into various product formats by the companies who then further commercialize such products. We plan to access rare cannabinoids via all non-extraction approaches, including chemical synthesis, biosynthesis and our proprietary integrated IntegraSynTM approach, thus negating any interaction with or exposure to the Cannabis plant.

Additional information concerning our company and our business is set forth in our most recent annual report on Form 10-K filed with the SEC, which is incorporated herein by reference.

Corporate Information

We were originally incorporated in the Province of British Columbia, under the British Columbia Business Corporations Act, or BCBCA, on May 19, 1981 and we have undergone a number of corporate name and business sector changes since such incorporation, ultimately changing our name to “InMed Pharmaceuticals Inc.” on October 6, 2014 to signify our intent to specialize in cannabinoid pharmaceutical product development. On October 13, 2021, we acquired BayMedica Inc. (now named BayMedica LLC), or BayMedica. Upon closing of the transaction, BayMedica became our wholly-owned subsidiary. Our principal executive offices are located at Suite 310 - 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4, and our telephone number is (604) 669-7207. Our internet address is https://www.inmedpharma.com. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an “emerging growth company” as defined in the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of exemptions from various disclosure and reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to:

●	our exemption from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002;

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, in each case, instead of three years;

●	reduced disclosure obligations regarding executive compensation, including no Compensation Disclosure and Analysis;

●	our exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; and

●	our exemption from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (i) June 30, 2026, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common shares held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus and in the documents incorporated by reference into this prospectus. Accordingly, the information contained or incorporated by reference herein may be different from the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we may adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-public companies instead of the dates required for other public companies.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting common shares held by non-affiliates is $250 million or more, as measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting common shares held by non-affiliates is $700 million or more, as measured on the last business day of our second fiscal quarter.

Recent Developments

Reverse Stock Split

Effective September 7, 2022, we effected a 1-for-25 share consolidation, or the Reverse Stock Split, of all our issued and outstanding common shares. As a result of the Reverse Stock Split, each 25 of our common shares issued and outstanding pre-consolidation were automatically combined and converted into one share post-share consolidation. Unless otherwise indicated, all share numbers in this prospectus, including common shares and all securities convertible into common shares, give effect to the Reverse Stock Split.

September Private Placement

On September 13, 2022, we consummated a private placement with the Selling Shareholders pursuant to which we issued (i) 90,000 common shares, (ii) pre-funded warrants to purchase up to an aggregate of 601,245 common shares and (iii) preferred investment options to purchase up to an aggregate of 1,382,490 common shares. We refer to this private placement in this prospectus as the September Private Placement. In connection with the September Private Placement, one of the Selling Shareholders agreed to cancel preferred investment options to purchase up to an aggregate of 412,331 of our common shares which had been previously issued to such Selling Shareholder.

The pre-funded warrants issued in the September Private Placement have an exercise price of $0.0001 per pre-funded warrant, are currently exercisable and do not expire. The terms of the pre-funded warrants preclude a holder thereof from exercising such holder’s pre-funded warrants, and us from giving effect to such exercise, if after giving effect to the issuance of common shares upon such exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of (i) with respect to one of the Selling Shareholders, 9.99% of the number of common shares outstanding immediately after giving effect to the issuance of common shares upon such exercise and (ii) with respect to the other Selling Shareholder, 4.99% (or, upon election by a holder prior to the issuance of any preferred investment options or pre-funded warrants, 9.99%) of the number of common shares outstanding immediately after giving effect to the issuance of common shares upon such exercise.

The preferred investment options issued to the Selling Shareholders in the September Private Placement have an exercise price of $8.44 per share, are currently exercisable and will expire seven years from the date of issuance. The terms of the preferred investment options issued to the Selling Shareholders preclude a holder thereof from exercising such holder’s preferred investment option, and us from giving effect to such exercise, if after giving effect to the issuance of common shares upon such exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 4.99% (or, upon election by a holder prior to the issuance of any preferred investment options, 9.99%) of the number of common shares outstanding immediately after giving effect to the issuance of common shares upon such exercise.

A holder may increase or decrease the beneficial ownership thresholds specified above, except that the beneficial ownership limitation may not exceed 9.99% in any event.

In connection with the September Private Placement, we entered into a registration rights agreement with the Selling Shareholders, or the Registration Rights Agreement, which grants the Selling Shareholders certain registration rights and obligates us to file one or more registration statements with the SEC by certain dates, covering the resale of the common shares sold in the September Private Placement and the common shares issuable upon exercise of the pre-funded warrants and preferred investment options sold in the September Private Placement. The common shares issued to the Selling Shareholders in the September Private Placement and the common shares underlying the pre-funded warrants and preferred investment options issued to the Selling Shareholders in the September Private Placement are the common shares being registered for resale pursuant to this prospectus, in accordance with the Registration Rights Agreement.

In connection with the September Private Placement, we also issued preferred investment options to purchase up to an aggregate of 44,931 of our common shares to designees of the exclusive placement agent for the September Private Placement. Such preferred investment options have an exercise price of $10.85 per share, are currently exercisable and will expire seven years from the date of issuance. A holder of the preferred investment options issued to the designees of the placement agent is precluded from exercising such holder’s preferred investment option, and we are precluded from giving effect to such exercise, if after giving effect to the issuance of common shares upon such exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 4.99% (or, upon election by a holder prior to the issuance of any preferred investment options, 9.99%) of the number of common shares outstanding immediately after giving effect to the issuance of common shares upon such exercise.

The Offering

Securities Offered by the Selling Shareholders	2,073,735 common shares consisting of (i) 90,000 common shares issued in the September Private Placement, (ii) 601,245 common shares issuable upon exercise of pre-funded warrants issued in the September Private Placement and (iii) 1,382,490 common shares issuable upon the exercise of preferred investment options issued to the Selling Shareholders in the September Private Placement.

Common Shares Outstanding Before this Offering	908,761 (1)

Common Shares Outstanding After this Offering (assuming full exercise of the pre-funded warrants and preferred investment options exercisable for common shares registered hereby)	2,892,496

Use of Proceeds	We will not receive any of the proceeds from the sale of common shares being offered for sale by the Selling Shareholders. However, upon (i) the cash exercise of the pre-funded warrants we will receive the exercise price of such warrants, for an aggregate amount of approximately $60 and (ii) the cash exercise of the preferred investment options, we will receive the exercise price of such options, for an aggregate amount of approximately $11.7 million. See “Use of Proceeds” for further information.

Nasdaq Capital Market Symbol	“INM”.

Risk Factors	Please read “Risk Factors” and other information included in, or incorporated by reference into, this prospectus, for a discussion of factors you should carefully consider before deciding to invest in the securities offered pursuant to this prospectus.

(1)	The number of common shares outstanding before this offering is based on an aggregate of 908,761 shares outstanding as of September 30, 2022 and does not include:

●	77,645 common shares issuable upon the exercise of other warrants outstanding as of September 30, 2022, with a weighted average exercise price of $104.14 per share;

●	1,442,573 common shares issuable upon the exercise of preferred investment options outstanding as of September 30, 2022, with a weighted average exercise price of $8.71 per share;

●	601,245 common shares issuable upon the exercise of pre-funded warrants outstanding as of September 30, 2022, with a weighted average exercise price of $0.0001 per share;

●	53,466 common shares issuable upon exercise of options outstanding as of September 30, 2022, with a weighted-average exercise price of $124.74 per share; and

●	20,300 common shares available for future issuance as of September 30, 2022, under the InMed Pharmaceuticals Inc. Amended 2017 Stock Option Plan.

RISK FACTORS

Investing in our common shares involves a high degree of risk and uncertainties. You should carefully consider the following risk described below, together with the information under the heading “Risk Factors” and elsewhere in our most recent Annual Report on Form 10-K, which is incorporated herein by reference, as updated or superseded by the risks and uncertainties described under similar headings or elsewhere in the other documents that are filed after the date hereof and incorporated by reference into this prospectus, together with all of the other information contained or incorporated by reference in this prospectus, and any free writing prospectus that we have authorized for use in connection with this offering before you make a decision to invest in our common shares. The risks described in these documents are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially adversely affected. This could cause the trading price of our common shares to decline, resulting in a loss of all or part of your investment. Please also carefully read the section titled “Special Note Regarding Forward-Looking Statements.”

Additional Risk Related to this Offering and Our Common Shares

Sales by the Selling Shareholders of the common shares covered by this prospectus could adversely affect the market price of our common shares.

Assuming full exercise of the pre-funded warrants and the preferred investment options the underlying common shares of which form a part of the common shares being registered hereby, and without giving effect to the beneficial ownership limitations related to the pre-funded warrants and preferred investment options described elsewhere in this prospectus, the 2,073,735 common shares registered hereby represent approximately 228.2% of our total outstanding shares of common shares as of September 30, 2022. The resale of all or a substantial number of these shares in the public market by the Selling Shareholders, or the perception that such sales might occur, could depress the market price of our common shares, which could impair our ability to raise capital through the sale of additional equity or equity-linked securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contain forward-looking statements that involve risks and uncertainties. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements, other than statements of historical facts contained herein or in the documents incorporated herein by reference may be deemed forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in or incorporated by reference into this prospectus include, but are not limited to, statements about:

●	Our researching, developing, manufacturing and commercializing cannabinoid-based biopharmaceutical products will treat diseases with high unmet medical needs;

●	The continued optimization of cannabinoid manufacturing approaches;

●	Our success in initiating discussions with potential partners for licensing various aspects of our Product Candidates;

●	Our ability to commercialize and, where required, register Product Candidates and Products in the United States and other jurisdictions;

●	Our ability to successfully access existing manufacturing capacity via leases with third parties or to transfer our manufacturing processes to contract manufacturing organizations;

●	Our belief that our manufacturing approaches that we are developing are robust and effective and will result in high yields of cannabinoids and will be a significant improvement upon existing manufacturing platforms;

●	Our belief that that INM-755 offers specific advantages and will prove to provide the extensive relief symptomology with the added potential of addressing the underlying disease in Epidermolysis Bullosa, or EB;

●	The structure and timing of future INM-755 studies including that we will complete patient enrollment into our Phase II study in EB in 2022;

●	The ability of the IntegraSynTM approach to introduce a revenue stream to us before the expected commercial approval of our therapeutic programs;

●	Our ability to successfully scale up our IntegraSynTM or other cost effective approaches so that it will be commercial-scale ready after Phase II clinical trials are completed, after which time we may no longer need to source APIs from API manufacturers;

●	The success of the key next steps in our manufacturing approaches, including continuing efforts to diversify the number of cannabinoids produced, scaling-up the processes to larger vessels and identifying external vendors to assist in the commercial scale-up of the process;

●	Our ability to successfully make determinations as to which research and development programs to continue based on several strategic factors;

●	Our ability to monetize our IntegraSynTM manufacturing approach to the broader pharmaceutical industry;

●	Our ability to continue to outsource the majority of our research and development activities through scientific collaboration agreements and arrangements with various scientific collaborators, academic institutions and their personnel;

●	The success of work to be conducted under the research and development collaboration between us and various contract development and manufacturing organizations;

●	Our ability to develop our therapies through early human testing;

●	Our ability to evaluate the financial returns on various commercialization approaches for our Product Candidates, such as a ‘go it-alone’ commercialization effort, out-licensing to third parties, or co-promotion agreements with strategic collaborators;

●	Our ability to oversee clinical trials for INM-755 in EB and building the requisite internal commercialization infrastructure to self-market the product to EB clinics;

●	Our ability to find a partnership early in the development process for INM-088 in glaucoma;

●	Our ability to explore our manufacturing technologies as processes which may confer certain benefits, either cost, yield, speed, or all of the above, when pursuing specific types of cannabinoids, and filing a provisional patent application for same;

●	Plans regarding our next steps, options, and targeted benefits of our manufacturing technologies;

●	Our IntegraSynTM or BayMedica derived products being bio-identical to the naturally occurring cannabinoids, and offering superior ease, control and quality of manufacturing when compared to alternative methods;

●	Our ability to potentially earn revenue from our IntegraSynTM approach by (i) becoming a supplier of APIs to the pharmaceutical industry and/or (ii) providing pharmaceutical-grade ingredients to the non-pharmaceutical market;

●	Our plans to work closely with regulatory authorities and clinical experts in developing the clinical program for INM-755;

●	Our ability to successfully prosecute patent applications;

●	Our ability to complete formulation development and scale-up, conduct additional preclinical studies, and initiate and complete IND/CTA-enabling toxicology studies in calendar year 2023 for INM-088;

●	INM-088 being a once-a-day or twice-a-day eye drop medication that will compete with treatment modalities in the medicines category, and with the potential of INM-088 assisting in reducing the high rate of non-adherence with current glaucoma therapies;

●	Our belief that with a novel delivery system, the reduction of intraocular pressure (IOP) and/or providing neuroprotection in glaucoma patients by topical (eye drop) application of cannabinoids will hold significant promise as a new therapy;

●	The potential for any of our patent applications to provide intellectual property protection for us;

●	Our ability to secure insurance coverage for shipping and storage of Product Candidates, and clinical trial insurance;

●	Our ability to expand our insurance coverage to include the commercial sale of Products and Product Candidates;

●	Developing patentable New Chemical Entities which, if issued, will confer market exclusivity to us for the potential development into pharmaceutical Product Candidates, license, partner or sell to interested external parties;

●	Our ability to initiate discussions and conclude strategic partnerships to assist with development of certain programs;

●	Our ability to position ourselves to achieve value-driving, near-term milestones for our Product Candidates with limited investment;

●	Our ability to execute our business strategy;

●	Critical accounting estimates;

●	Management’s assessment of future plans and operations;

●	The outlook of our business and the global economic and geopolitical conditions; and

●	The competitive environment in which we and our business units operate.

These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus or the dates of the documents incorporated herein by reference, as applicable, and are subject to risks and uncertainties. We discuss many of these risks in greater detail under “Risk Factors” in this prospectus and under similar headings in the documents incorporated herein by reference. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in or implied by any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should read this prospectus, the documents incorporated by reference herein and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in or incorporated by reference into this prospectus by these cautionary statements. Except as required by law, each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common shares by the Selling Shareholders. However, upon (i) the cash exercise of the pre-funded warrants, we will receive the exercise price of such warrants, for an aggregate of approximately $60 and (ii) the cash exercise of the preferred investment options, we will receive the exercise price of such options, for an aggregate of approximately $11.7 million. We will bear all fees and expenses incident to our obligation to register the common shares covered by this prospectus. Brokerage fees, underwriting discounts and commissions, and similar expenses, if any, attributable to the sale of common shares offered hereby will be borne by the applicable Selling Shareholder.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common shares to date. We do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our common shares. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors, or our Board, and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our Board may deem relevant.

MANAGEMENT

The following sets forth certain information, as of the date of this prospectus, concerning our executive officers and directors.

Name	Age	Position(s)
Executive Officers and Directors
Eric A. Adams, MIBS	58	Director, Chief Executive Officer and President
Brenda Edwards	58	Interim Chief Financial Officer
Michael Woudenberg	53	Chief Operating Officer
Alexandra Mancini	70	Senior Vice President, Clinical & Regulatory Affairs

Non-Employee Directors
William J. Garner, MD	56	Chair of the Board
Janet Grove, QC	55	Director
Andrew Hull	58	Director
Bryan Baldasare	56	Director
Nicole Lemerond	47	Director

Executive Officers

Eric A. Adams

Mr. Adams has been our President and Chief Executive Officer, and a member of our Board, since 2016. Mr. Adams is a seasoned biopharmaceutical executive with over 30 years’ experience in company and capital formation, global market development, mergers and acquisitions, licensing and corporate governance. During the period from 2011 to 2016, Mr. Adams served as a mentor and senior consultant to several biopharmaceutical and innovative technology companies. He previously served as Chief Executive Officer and Director at EnGene Inc. between 2004 and 2011. Prior to EnGene, he held senior roles in global market development with QLT Inc., Advanced Tissues Sciences, Inc., Abbott Laboratories and Fresenius AG. He is a dual citizen of Canada and the United States and holds a Master of International Business degree from the University of South Carolina and a Bachelor’s degree in Chemistry from the University of Southern Indiana. Mr. Adams makes valuable contributions to the Board based on his extensive international business development experience in a wide range of disease categories and contributions to growing several organizations across the pharmaceutical and medical device arenas.

Brenda Edwards

Ms. Edwards has served as our Interim Chief Financial Officer since April 2022. Ms. Edwards has over 20 years of experience serving as a Chief Financial Officer in both public and private companies. Prior to joining us, Ms. Edwards served as Chief Financial Officer of Ames Tile & Stone Ltd., a retailer/ wholesaler of building products. Previously, Ms. Edwards served as Chief Financial Officer in multiple technology, biotechnology, manufacturing and health and wellness companies including Frontier Group of Companies Inc., DTI Dental Technologies Inc. and Sears Health Food & Fitness Shops.

Ms. Edwards is experienced in mergers and acquisitions, managing high growth environments and has raised more than $100 million in capital. Ms. Edwards holds a Bachelor of Commerce from Concordia University and is a member of the American Institute of Certified Public Accountants and the Chartered Professional Accountants of Canada.

Michael Woudenberg

Mr. Woudenberg joined us in 2018 with more than 20 years of successful drug development, process engineering, Good Manufacturing Practice manufacturing and leadership experience. He brings valuable expertise in the development, technology transfer and commercialization of APIs and drug products. Mr. Woudenberg previously served as our Senior Vice President of Chemistry, Manufacturing and Controls, until his appointment as our Chief Operating Officer in July 2022. Prior to joining us in 2018, Mr. Woudenberg held various positions within 3M, Cardiome Pharma, Arbutus Biopharma and most recently as the Managing Director of Phyton Biotech, LLC. His experience includes process and formulation development from lab/preclinical products through the various stages of clinical development to validated and successfully approved and inspected commercial APIs and drug products. Additionally, he has extensive experience with regards to regulatory inspections (e.g. FDA, European, Australian, Korean, Japanese, Canadian) and their related chemistry, manufacturing and control requirements from clinical to commercial production of approved products.

Mr. Woudenberg received his Bachelor of Science, Chemistry, and Bachelor of Engineering Science, Chemical, at Western University of London, Ontario, Canada.

Alexandra Mancini

Ms. Mancini has been our head of Clinical and Regulatory Affairs since October 2016. Ms. Mancini has more than 30 years of global biopharmaceutical R&D experience, overseeing a wide range of drug development activities, with a particular emphasis on clinical development and regulatory affairs. Prior to joining us, she served as an executive with numerous biotech companies, including as Senior Vice President of Clinical & Regulatory Affairs at Sirius Genomics, where her responsibilities included identifying and managing external resources for medical expertise in sepsis, clinical data management and statistical theory, programming and analyses. Prior to joining Sirius Genomics, Ms. Mancini served as Senior Vice President of Clinical & Regulatory Affairs at INEX Pharmaceuticals, and as Vice President of Regulatory Affairs at QLT Inc.

Ms. Mancini holds a Master of Science degree from the University of Toronto.

Non-Employee Directors

William J. Garner, MD

Dr. Garner has been a director of our company since June 2016. Dr. Garner is a biotech industry entrepreneur with over 25 years’ experience. In 2002, he founded EGB Ventures, where he has focused on advancing technologies and companies to significant value inflection points, leading to monetization of assets via licensing, mergers and acquisitions or initial public offering transactions. Dr. Garner served as Non-Executive Chairman and Founder of Race Oncology from 2016 to 2020, and as Founder and Chairman of Isla Pharmaceuticals from 2017 to 2020. He is currently a Founder and Director of TRYP Therapeutics Inc. and of GeneTether, Inc. In addition, he has held Chief Executive Officer positions with a public company in the United States and a public company in Australia. Dr. Garner brings additional medical affairs experience from his tenure at Hoffmann LaRoche’s oncology division in 1999. Prior to Roche, Dr. Garner was a healthcare merchant banker in New York City. He has a Master of Public Health from Harvard and earned his M.D. at New York Medical College. Dr. Garner trained in Anatomic Pathology at Columbia-Presbyterian and is currently a licensed physician in the State of New York. Dr. Garner makes valuable contributions to our Board based on his extensive director-level and executive management experience, as well as his medical background.

Janet Grove, QC

Ms. Grove has served as a member of our Board since February 2022. Ms. Grove is a corporate lawyer and partner at Norton Rose Fulbright Canada LLP, where she is Canadian head of their Life Sciences and Healthcare Group. Ms. Grove was previously managing partner of Vancouver-based law firm, Bull, Housser & Tupper LLP and led Bull, Housser & Tupper LLP in its merger discussions with global law firm, Norton Rose Fulbright.

She then served as managing partner of Norton Rose Fulbright’s Vancouver office until her term expired at the end of 2019. She was named one of Canada’s Top 100 Most Powerful Women in 2017 by Women’s Executive Network and appointed Queen’s Counsel in 2020. Ms. Grove also currently serves on the board of Genome BC and sits on the Audit and Assurance Council of Canada. She is also a former Chair and director of St. John Ambulance Vancouver Branch and a former director of Canadian Business for Social Responsibility. In 2000, Ms. Grove joined the legal team at a Canadian biotechnology company then listed on the Toronto Stock Exchange and Nasdaq, where she was a member of the company’s executive management team. She held a number of roles, including the position of Vice-President and Corporate Counsel, Corporate Secretary, and Business Ethics Officer prior to returning to private practice in 2008.

Ms. Grove makes valuable contributions to our Board based on her extensive managerial experience and experience in the life sciences sector.

Andrew Hull

Mr. Hull has been a director of our company since September 2016. Mr. Hull most recently served as Vice President of Global Alliances for Takeda Pharmaceuticals from 2014 to 2018, where he was responsible for maximizing the success of Takeda’s growing number (40+) of commercial and research and development partnerships with many of the industry’s leading pharmaceutical and biotech companies. In previous roles, he led marketing and commercial development of Takeda’s U.S. portfolio of over $3 billion. Additionally, he held positions of increasing responsibility at Immunex and Abbott Laboratories. Mr. Hull received a Bachelor’s Degree in Biology from Kenyon College in 1985. He also recently served as a member of the board of directors of the Illinois Biotechnology Industry Organization, where he served two terms as Chairman, and recently was a member of the Kenyon College Board of Trustees. Mr. Hull recently served as a Director of Zucara Therapeutics Inc. Mr. Hull makes valuable contributions to our Board based on his over 30 years of experience in various commercial and business development roles with leading pharmaceutical and biotech companies.

Bryan Baldasare

Mr. Baldasare has been a member of our Board since May 2022. Mr. Baldasare is a well-rounded biotech executive with a wealth of experience in finance and accounting, financial planning and analysis, treasury management, commercial operations and mergers and acquisitions. Mr. Baldasare spent over 20 years at Meridian Bioscience, most recently as Chief Financial Officer. Mr. Baldasare is currently the Chief Financial Officer at Hilltop Companies, a supplier to the construction industry. Prior to Meridian, Mr. Baldasare spent over 10 years in public accounting at Arthur Andersen LLP. Mr. Baldasare has a Bachelor’s degree in Business Administration from the University of Cincinnati. Mr. Baldasare makes valuable contributions to our Board based on his financial and accounting expertise and his experience as an executive in the biotechnology sector.

Nicole Lemerond

Ms. Lemerond has been a director of our company since August 2022. Ms. Lemerond is a financial executive with over 25 years of experience in investment management, private equity, investment banking and leveraged finance. She has significant experience executing complex transactions, managing diligence processes, raising capital and structuring balance sheets. Throughout her career, Ms. Lemerond has worked with public and private company management teams and boards to increase stakeholder value. She established and led healthcare groups at leading investment firms and has also worked at several large financial institutions, including Lehman Brothers and The Carlyle Group. Ms. Lemerond holds a Bachelor of Science degree from Cornell University and is a CFA charterholder. Ms. Lemerond makes valuable contributions to our Board based on her extensive experience in investment management and her experience working with management teams to increase stakeholder value.

Family Relationships

There are no family relationships between or among any of our directors or executive officers.

Director Independence

Our Board has undertaken a review of its composition, the composition of its committees and the independence of current directors and considered whether any current director has a material relationship with our company that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities.

Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board has determined that each of our directors, other than Mr. Adams, is “independent” as that term is defined under the applicable rules of the SEC and Nasdaq. In addition, our Board has determined that the directors who comprise our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, satisfy the independence standards for those committees established by applicable SEC and Nasdaq rules.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. For the fiscal year ended June 30, 2022, our “named executive officers” and their positions were as follows:

●	Eric A. Adams, Chief Executive Officer and President;

●	Alexandra Mancini, Senior Vice President, Clinical & Regulatory Affairs

●	Eric Hsu, Senior Vice President, Preclinical Research & Development; and

●	Bruce Colwill, former Chief Financial Officer.

Summary Compensation Table

The following table represents information regarding the total compensation awarded to, earned by or paid to our named executive officers during the fiscal years ended June 30, 2022 and June 30, 2021:

Name and principal position	Fiscal year	Salary(1)	Bonus(1)	Option-based awards(2)	Total compensation
		($)	($)	($)	($)

Eric A. Adams	2022	363,168	-	105,200	468,368
President, Chief Executive Officer and Director	2021	327,809	160,627	246,725	735,161

Alexandra Mancini	2022	261,027	-	29,456	290,483
Senior Vice President, Clinical & Regulatory Affairs	2021	252,346	84,788	69,083	406,217

Eric Hsu	2022	253,461	-	29,456	282,917
Senior Vice President, Pre-Clinical R&D	2021	244,327	84,659	69,083	398,069

Bruce Colwill(2)	2022	244,683	-	50,496	295,179
Former Chief Financial Officer	2021	273,597	123,941	118,428	515,966

(1)	Salaries and bonuses were paid in Canadian dollars, and have been converted from Canadian dollars to United States dollars using a conversion rate of C$0.8068 to $1.00 for fiscal year ended June 30, 2021 (being the rate for Canadian dollars in terms of the United States dollar on June 30, 2021, as quoted by the Bank of Canada) and C$0.7760 to $1.00 for fiscal year ended June 30, 2022 (being the rate for Canadian dollars in terms of the United States dollar on June 30, 2022, as quoted by the Bank of Canada).

(2)	The amounts reported represent the aggregate grant date fair value of the stock options granted, computed in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received upon the exercise of the stock options or any sale of the underlying common shares. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 11 of our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2022, which is incorporated into this prospectus by reference.

(3)	Bruce Colwill resigned from his position as our Chief Financial Officer effective March 31, 2022, and transitioned to the role of an advisor of our company until June 30, 2022.

Base Salary

Our executives are currently compensated based on fixed, or ‘base’, salary paid semi-monthly in arrears. In establishing salaries for our Chief Executive Officer and other executive officers, consideration is given to salary ranges for comparable positions in similar size and stage biotechnology companies. Data for such comparisons is obtained from the evaluation of compensation against industry peers including those with a similar market capitalization and in the business of biotechnology. In setting salaries within competitive ranges, we consider performance related factors including our overall results during the past year and our performance relative to a budgeted plan or stated objectives. Consideration also is given to an individual’s contribution to our company and the accomplishments of departments for which that officer has management responsibility, and the potential for future contributions to our company. Overall, salaries are currently targeted somewhat below the 25th percentile. Over time, we intend to move towards the 25th percentile.

Employment Arrangements with our Named Executive Officers

Eric A. Adams

We entered into an employment agreement with Mr. Adams, effective June 16, 2016 providing for compensation at an initial annual base salary of C$120,000. The employment agreement provided that Mr. Adams’ base salary would increase upon the achievement of certain capital raising initiatives. Upon achievement of these milestones, Mr. Adams’ base salary increased to C$220,000 effective November 1, 2016, and further increased to C$280,000 effective March 1, 2017. Effective January 1, 2018, our Board approved an increase in Mr. Adams’ base salary to C$320,000 per annum. After our Board completed a compensation assessment, effective April 1, 2018, Mr. Adams’ base salary was increased to C$380,000 per annum and was again reviewed and increased to C$387,500 effective July 1, 2019. On March 1, 2021, in conjunction with the development of an updated form of employment agreement with each then current employee of our company, we entered into a new employment agreement with Mr. Adams at which time his base salary was increased to C$480,000. On April 1, 2022, we implemented a reduction in base salaries for all employees, including an across-the-board base salary reduction of 10% for all senior executives and as a result, Mr. Adams’ salary was reduced to C$432,000. On July 15, 2022, Mr. Adams voluntarily implemented a further 20% reduction in his base salary until further notice and as a result, Mr. Adams’ salary was reduced to C$345,600. Consistent with his previous employment agreement, his new employment agreement provides that he is eligible to be considered for an annual discretionary bonus which will be subject to the approval of our Board and the compensation committee of our Board, in their sole discretion, on an annual basis in accordance with our annual performance and compensation review process. Additionally, other benefits include eligibility to participate in our insurance benefits plan, if any, and vacation entitlement of 30 days per calendar year.

Alexandra Mancini

Effective October 28, 2016, we entered into an employment agreement with Ms. Mancini providing for an initial base salary of C$140,000 for a part-time commitment. On April 1, 2018, Ms. Mancini’s base salary was increased to C$225,000 for a 75% time commitment and on January 1, 2019, her base salary was increased to C$300,000 for a 100% time commitment. Effective July 1, 2019, her salary was increased to C$309,000. On March 1, 2021, in conjunction with the development of an updated form of employment agreement with each then current employee of our company, we entered into a new employment agreement with Ms. Mancini at which time her base salary was increased to C$345,000. On April 1, 2022, we implemented a reduction in base salaries for all employees, including an across-the-board base salary reduction of 10% for all senior executives and as a result, Ms. Mancini’s salary was reduced to C$310,500. Consistent with her previous employment agreement, her new employment agreement provides that she is eligible to be considered for an annual discretionary bonus which will be subject to approval of our Board and the compensation committee thereof, in their sole discretion, on an annual basis in accordance with our annual performance and compensation review process. Additionally, other benefits include eligibility to participate in our insurance benefits plan, if any, and vacation entitlement of 30 days per calendar year.

Eric Hsu

We entered into an employment agreement with Mr. Hsu, effective March 8, 2018, providing for compensation at an initial annual base salary of C$140,000 for a part-time commitment. On September 1, 2018, Mr. Hsu’s base salary was increased to C$224,000 for an 80% time commitment and on March 1, 2019, his base salary was increased to C$290,000 for a 100% time commitment. Effective July 1, 2019 and January 1, 2021, his base salary was increased to C$298,700 and C$313,700, respectively. On March 1, 2021, in conjunction with the development of an updated form of employment agreement with each then current employee of our company, we entered into a new employment agreement with Mr. Hsu at which time his base salary was increased to C$335,000. Consistent with his previous employment agreement, his new employment agreement provides that he is eligible to be considered for an annual discretionary bonus which will be subject to the approval of our Board and the compensation committee thereof, in their sole discretion, on an annual basis in accordance with our annual performance and compensation review process. Additionally, other benefits include eligibility to participate in our insurance benefits plan, if any, and vacation entitlement of 30 days per calendar year. On April 1, 2022, we implemented a reduction in base salaries for all employees, including an across-the-board base salary reduction of 10% for all senior executives and as a result, Mr. Hsu’s salary was reduced to C$301,500. On July 15, 2022, Mr. Hsu signed an agreement to voluntarily reduce his base salary to C$241,200 for an 80% time commitment. Apart from this amendment, all other terms and conditions of his employment will remain the same.

Bruce Colwill

We entered into an employment agreement with Mr. Colwill, effective August 9, 2019, providing for compensation at an initial annual base salary of C$310,000. On March 1, 2021, in conjunction with the development of an updated form of employment agreement with each then current employee of our company, we entered into a new employment agreement with Mr. Colwill at which time his base salary was increased to C$400,000. Consistent with his previous employment agreement, his new employment agreement provided that he would be eligible to be considered for an annual discretionary bonus which would be subject to the approval of our Board and the compensation committee thereof, in their sole discretion, on an annual basis in accordance with our annual performance and compensation review process. Additionally, other benefits included eligibility to participate in our insurance benefits plan, if any, and vacation entitlement of 30 days per calendar year. Mr. Colwill resigned from his position as our Chief Financial Officer, effective March 31, 2022, and transitioned to the role of an advisor of our company until June 30, 2022, earning C$15,313 in consulting fees through June 30, 2022.

Bonus

We have developed a cash bonus to encourage the achievement of critical success factors, or goals, of our company. The target bonus level is determined by position and typically ranges from 30%-40% of base salary for our executives with our Chief Executive Officer having a target bonus of 50%. Goals are determined by the direct supervisor of each employee, in discussion with our Chief Executive Officer and, ultimately, the compensation committee of our Board and our Board.

The goals for each position are split into two segments: Task Achievement and Personal Effectiveness. The Task portion is heavily weighted (75%) and aligns with the overall corporate objectives. The Personal Effectiveness (25%) portion analyzes several criteria for each employee such as initiative, problem solving, teamwork, integrity, and leadership, among other criteria. Scoring for both sections are combined to determine what percentage of the employee’s target bonus will be paid, if any.

An example:

Task Achievement (50/75) + Personal Effectiveness (23/25) = Goal Achievement Score (73%);

Goal Achievement Score (73%) x Target Bonus (30%) x Base Salary ($100,000) = Cash Bonus ($21,900)

The payment of cash bonuses to employees, if any, is based on several factors as determined by our Board. Key elements include:

●	Our financial position. As determined solely by our Board, our current cash position relative to anticipated R&D expenditures, ability to raise additional capital and other factors play a large role in the payment of any bonuses to any employees.

●	Achievement of critical goals. Should we fail to reach our key corporate strategic goals, as defined by our Board, then the payment of any cash bonuses to any employee, regardless of their specific role within our company, may be negatively impacted such that the Board may determine that no bonuses be paid to anyone.

●	As outlined above, Task Achievement and Personal Effectiveness.

Additionally, our Board has the sole discretion to award a bonus to any individual employee beyond the target bonus amount based on significantly exceeding their goals, or through accomplishment of objectives well beyond the scope of their role.

Stock Option Plan

Pursuant to our 2017 Amended and Restated Stock Option Plan, as amended, or the Option Plan, approved by our shareholders at our special meeting on March 24, 2017 and amended on November 20, 2020, our Board may, from time to time, in its discretion and in accordance with the exchange requirements, grant to our directors, officers, employees and consultants, non-transferable options to acquire our common shares, provided that the number of common shares reserved for issuance will not exceed 20% of the issued and outstanding common shares at the date the options are granted (on a non-diluted basis), exercisable for a period of up to ten years from the date of grant.

The exercise price and the term of options are determined by our Board. However, the exercise price cannot be lower than the greater of the closing market prices of our common shares on the trading day prior to the date of grant of the options and the date of grant of the options.

In the event an optionee dies prior to the expiry of his option, his legal representatives may exercise any portion of such option., by the earlier of:

a)	one year from the date of the optionee’s death (or such lesser period as may be specified by our Board at the time of granting the option); and

b)	the expiry date of the option.

If an optionee ceases to be a director, officer, employee or consultant for any reason other than death, his option shall terminate as specified by our Board at the time of granting the option, and all rights to purchase common shares under such option shall cease and expire and be of no further force or effect.

Subject to applicable exchange policies, if any option granted under the Option Plan shall expire or terminate for any reason without having been exercised in full, such unexercised options shall become available for future option grants under the Option Plan.

Our Board may amend the Option Plan, subject to, as the case may require, the approvals of the exchange, or the optionees who have been granted options.

Outstanding Equity Awards at June 30, 2022

The following table presents information regarding outstanding equity awards held by our named executive officers as of June 30, 2022:

	Option Awards
	Number of Securities Underlying Unexercised Options		Number of Securities Underlying Unexercised Options		Exercise
Name	(#) Exercisable		(#) Unexercisable		Price ($)		Expiration Date

Eric A. Adams	545	(2)	-		992	(1)	3/8/2023
	1,818	(3)	-		653	(1)	5/16/2023
	1,139	(4)	-		279	(1)	5/27/2024
	3,750	(5)	1,250	(5)	75	(1)	12/15/2025
	1,250	(6)	3,750	(6)	35		10/17/26

Alexander Mancini	61	(7)	-		992	(1)	3/8/2023
	485	(8)	-		653	(1)	5/16/2023
	121	(9)	-		327	(1)	1/21/2024
	485	(10)	-		279	(1)	5/27/2024
	1,050	(11)	350	(11)	75	(1)	12/15/2025
	350	(12)	1,050	(12)	35		10/17/26

Eric Hsu	545	(13)	-		992	(1)	3/8/23
	152	(14)	-		653	(1)	5/16/2023
	327	(15)	-		525	(1)	8/31/2023
	309	(16)	-		384	(1)	3/4/2024
	545	(17)	-		279	(1)	5/27/2024
	1,050	(18)	350	(18)	75	(1)	12/15/2025
	350	(19)	1,050	(19)	35		10/17/2027

Bruce Colwill	1,136	(20)	76	(20)	173	(1)	8/9/2024
	1,800	(21)	600	(21)	75	(1)	12/15/2025
	600	(22)	1,800	(22)	35		10/17/2026

(1)	The option exercise price has been converted from Canadian dollars to United States dollars using a conversion rate of C$0.7760 to $1.00, being the rate for Canadian dollars in terms of the United States dollar on June 30, 2022, as quoted by the Bank of Canada.

(2)	These options vested as to 25% after 6 months from the March 8, 2018 grant date, 25% after 12 months from the March 8, 2018 grant date, 25% after 18 months from the March 8, 2018 grant date and 25% after 24 months from the March 8, 2018 grant date.

(3)	These options vested as to 25% after 6 months from the May 16, 2018 grant date, 25% after 12 months from the May 16, 2018 grant date, 25% after 18 months from the May 16, 2018 grant date and 25% after 24 months from the May 16, 2018 grant date.

(4)	These options vested as to 25% after 6 months from the May 27, 2019 grant date, 25% after 12 months from the May 27, 2019 grant date, 25% after 18 months from the May 27, 2019 grant date and 25% after 24 months from the May 27, 2019 grant date.

(5)	These options vested or will vest as to 25% after 6 months from the December 16, 2020 grant date, 25% after 12 months from the December 16, 2020 grant date, 25% after 18 months from the December 16, 2020 grant date and 25% after 24 months from the December 16, 2020 grant date.

(6)	These options vested or will vest as to 25% after 6 months from the October 18, 2021 grant date, 25% after 12 months from the October 18, 2021 grant date, 25% after 18 months from the October 18, 2021 grant date and 25% after 24 months from the October 18, 2021 grant date.

(7)	These options vested over the 24 month period following the March 8, 2018 grant date.

(8)	These options vested over the 24 month period following the May 16, 2018 grant date.

(9)	These options vested as to 25% after 6 months from the January 21, 2019 grant date, 25% after 12 months from the January 21, 2019 grant date, 25% after 18 months from the January 21, 2019 grant date and 25% after 24 months from the January 21, 2019 grant date.

(10)	These options vested as to 25% after 6 months from the May 27, 2019 grant date, 25% after 12 months from the May 27, 2019 grant date, 25% after 18 months from the May 27, 2019 grant date and 25% after 24 months from the May 27, 2019 grant date.

(11)	These options vested or will vest as to 25% after 6 months from the December 16, 2020 grant date, 25% after 12 months from the December 16, 2020 grant date, 25% after 18 months from the December 16, 2020 grant date and 25% after 24 months from the December 16, 2020 grant date.

(12)	These options vested or will vest as to 25% after 6 months from the October 18, 2021 grant date, 25% after 12 months from the October 18, 2021 grant date, 25% after 18 months from the October 18, 2021 grant date and 25% after 24 months from the October 18, 2021 grant date.

(13)	These options vested as to 25% after 6 months from the March 8, 2018 grant date, 25% after 12 months from the March 8, 2018 grant date, 25% after 18 months from the March 8, 2018 grant date and 25% after 24 months from the March 8, 2018 grant date.

(14)	These options vested as to 25% after 6 months from the May 16, 2018 grant date, 25% after 12 months from the May 16, 2018 grant date, 25% after 18 months from the May 16, 2018 grant date and 25% after 24 months from the May 16, 2018 grant date.

(15)	These options vested as to 25% after 6 months from the August 31, 2018 grant date, 25% after 12 months from the August 31, 2018 grant date, 25% after 18 months from the August 31, 2018 grant date and 25% after 24 months from the August 31, 2018 grant date.

(16)	These options vested as to 25% after 6 months from the Mar 4, 2019 grant date, 25% after 12 months from the Mar 4, 2019 grant date, 25% after 18 months from the Mar 4, 2019 grant date and 25% after 24 months from the Mar 4, 2019 grant date.

(17)	These options vested as to 25% after 6 months from the May 27, 2019 grant date, 25% after 12 months from the May 27, 2019 grant date, 25% after 18 months from the May 27, 2019 grant date and 25% after 24 months from the May 27, 2019 grant date.

(18)	These options vested or will vest as to 25% after 6 months from the December 16, 2020 grant date, 25% after 12 months from the December 16, 2020 grant date, 25% after 18 months from the December 16, 2020 grant date and 25% after 24 months from the December 16, 2020 grant date

(19)	These options vested or will vest as to 25% after 6 months from the October 18, 2021 grant date, 25% after 12 months from the October 18, 2021 grant date, 25% after 18 months from the October 18, 2021 grant date and 25% after 24 months from the October 18, 2021 grant date.

(20)	These options vested as to 25% after 12 months from the August 9, 2019 grant date, 25% after 18 months from the August 9, 2019 grant date, 25% after 24 months from the August 9, 2019 grant date and 76 stock options will vest every 3 months commencing 27 months after the date of the August 9, 2019 grant date

(21)	These options vested or will vest as to 25% after 6 months from the December 16, 2020 grant date, 25% after 12 months from the December 16, 2020 grant date, 25% after 18 months from the December 16, 2020 grant date and 25% after 24 months from the December 16, 2020 grant date.

(22)	These options vested or will vest as to 25% after 6 months from the October 18, 2021 grant date, 25% after 12 months from the October 18, 2021 grant date, 25% after 18 months from the October 18, 2021 grant date and 25% after 24 months from the October 18, 2021 grant date.

Termination and Change of Control Benefits

We do not have any pension or retirement plan which is applicable to our named executive officers. We did not provide compensation, monetary or otherwise, during our fiscal year ended June 30, 2022, to any person who now or previously has acted as our named executive officer, in connection with or related to the retirement, termination or resignation of such person, and we have not provided compensation to any such person as a result of a change of our control. In the case of resignation, retirement or termination of employment with cause, every named executive officer’s employment agreement provides there will be no severance payment made. However, the named executive officer would be entitled to any vacation accrued.

Our employment agreements with our named executive officers include termination and change of control provisions. The change of control provisions recognize the critical nature of these positions and the individuals involved and the requirement to protect the individuals from disruption to their engagement in the event of a change of our control. The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

For the purposes of our employment agreements with our named executive officers, “Change in Control” is defined as (i) the sale of all or substantially all of the assets of our company to an unrelated person or entity; (ii) a merger, reorganization, or consolidation involving our company in which the shares of the voting stock outstanding immediately prior to the transaction represent or are converted into or exchanged for securities of the surviving or resulting entity that immediately upon completion of the transaction, represents 51% or less of the outstanding voting power of the surviving or resulting entity; (iii) the acquisition of all or a majority of the outstanding voting stock of our company in a single transaction or a series of related transactions by a person or group of persons; or (iv) any other acquisition of the business of our company, as determined by our Board (but any public offering by us or another capital raising event, or a merger effected solely to change our domicile does not constitute a Change of Control).

For the purposes of our employment agreements with our named executive officers and in the context of a Change of Control, “Good Reason” is defined as the occurrence of any of the following events without the named executive officer’s prior written consent: (i) a change in the named executive officer’s position which materially reduces the named executive officer’s responsibilities from the responsibilities in effect immediately prior to the Change of Control; (ii) a reduction us of the named executive officer’s base salary or target bonus percentage, except for an across-the-board salary reduction affecting all our senior executives; or (iii) a relocation of the named executive officer’s principal place of employment by more than 30 kilometres.

Our employment agreements with our named executive officers provide that if, following a Change of Control, we terminate the named executive officer’s employment with us without cause or the named executive officer resigns from his or her employment with us for Good Reason, then the named executive officer will be entitled to a Change in Control Severance Amount.

The actual amounts that a named executive officer would receive upon termination of employment can only be determined at the time of termination and is based on the number of months of base salary at that time. The following table provides a description of the severance requirements and the estimated corresponding value that the named executive officers that were employed by us at the end of the fiscal year would have received if the termination had occurred on June 30, 2022:

	Termination without cause		Change of Control
	Description (1)	Value ($)(2)	Description (1)	Value ($)(2)
Eric A. Adams President, Chief Executive Officer and Director	24 month’s salary plus Average Bonus Payment	877,100	24 month’s salary plus Average Bonus Payment	877,100
Alexandra Mancini Senior VP, Clinical & Regulatory Affairs	12 month’s plus one month base salary plus Average Bonus Payment	364,608	12 month’s salary plus Average Bonus Payment	342,298
Eric Hsu Senior VP, Preclinical R&D	12 month’s salary plus Average Bonus Payment	329,776	12 month’s salary plus Average Bonus Payment	329,776

(1)	Average Bonus Payment is equal to the average of the actual bonus payments, if any, made to the named executive officer from the previous three calendar years preceding the date of termination, pro-rated for the then current year up to and including the date of termination.
(2)	All amounts have been converted from Canadian dollars to United States dollars using a conversion rate of C$0.7760 to $1.00, being the rate for Canadian dollars in terms of the United States dollar on June 30, 2022, as quoted by the Bank of Canada.
(3)	Mr. Colwill resigned from his position as our Chief Financial Officer, effective March 31, 2022, and transitioned to the role of an advisor of our company until June 30, 2022. As such he has been excluded from the above table. Mr. Colwill did not receive any payments in connection to his resignation, other than those applicable by law.

Director Compensation

The following table summarizes the compensation of our directors for the fiscal year ended June 30, 2022. Ms. Lemerond joined our Board in August 2022, so we have not included her in the table below. We do not provide separate compensation to our directors who are also our employees, such as Mr. Adams, our President and Chief Executive Officer. Mr. Adams’ compensation as our principal executive officer in fiscal year 2022 is set forth under “—Summary Compensation Table” in this prospectus.

Name	Fees earned	Option-based awards (1)	Total compensation
	($)	($)	($)

William J. Garner(2)	72,500	5,891	78,391
Adam Cutler (3)	47,500	5,891	53,391
Andrew Hull(4)	47,500	5,891	53,391
Janet Grove (5)	18,750	11,782	30,532
Bryan Baldasare (6)	7,500	11,782	19,282
Catherine Sazdanoff (7)	31,000	5,891	36,891

(1)	The amounts reported represent the aggregate grant date fair value of the stock options granted, computed in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received upon the exercise of the stock options or any sale of the underlying common shares. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 11 of our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2022, which is incorporated into this prospectus by reference.
(2)	Mr. Garner has an aggregate of 16,122 stock options as at June 30, 2022.
(3)	Mr. Cutler resigned from our Board effective August 8, 2022. Mr. Cutler had an aggregate of 16,122 stock options as at June 30, 2022.
(4)	Mr Hull has an aggregate of 16,122 stock options as at June 30, 2022.
(5)	Ms. Grove joined our Board in February 2022. Ms. Grove had an aggregate of 14,000 stock options as at June 30, 2022.
(6)	Mr. Baldasare joined our Board in May 2022. Mr. Baldasare had an aggregate of 14,000 stock options as at June 30, 2022.
(7)	Ms. Sazdanoff resigned from our Board effective February 11, 2022 and had no stock options as at June 30, 2022.

Director compensation is limited strictly to non-employee directors. Our director compensation philosophy is as follows:

●	To provide a compensation level that will attract exceptionally experienced and skilled candidates and encourage them to play an active role in the strategic development of the Company;

●	To compensate for Board work and work on Board committees; and

●	To provide stock-based compensation to align director compensation with increases in long-term shareholder value.

Stock-Based Compensation

In addition to any stock options granted to new directors upon becoming a member of our Board, on an annual basis and immediately after election of directors at each Annual General Meeting, each non-employee director shall be granted stock options to purchase 7,000 common shares, priced as of the close of market on the date of our Annual General Meeting, vesting 100% on the one-year anniversary of the grant date or immediately prior to the following year’s Annual General Meeting, whichever is sooner, and expiring five years after date of grant.

Annual Cash Retainers

Prior to March 1, 2022, each non-employee director received an annual retainer of $25,000 per year paid quarterly in arrears. Additionally, the Chair of our Board received an additional $25,000 per year paid quarterly in arrears. Effective March 1, 2022, each non-employee director’s annual retainer was increased to $35,000 per year and the Chair of our Board’s additional retainer remained unchanged at $25,000 per year.

For committee participation, directors are eligible to receive up to an additional $15,000 per year paid quarterly in arrears, assuming a minimum of two committee memberships. There are no incremental fees for chairing a committee.

On May 11, 2022 a 10% reduction in directors fees was passed by the board of directors, effective for the third quarter of fiscal 2022 and for the 2023 fiscal year. The total annual retainer for each non-employee director was reduced to $45,000 per year, paid quarterly in arrears, which includes committee participation. Additionally, the Chair of our Board will receive an additional $25,000 per year paid quarterly in arrears.

There are no other compensation elements for directors such as meeting fees and per diems. If a director travels on behalf of our company, they are reimbursed for reasonable out-of-pocket expenses.

PRINCIPAL SHAREHOLDERS

The table below sets forth certain information known to us regarding the beneficial ownership of our common shares as of September 30, 2022 by:

●	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding common shares;

●	each of our directors and named executive officers; and

●	all our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security. Under those rules, beneficial ownership includes securities that the person has the right to acquire, such as through the exercise of options or warrants, within 60 days of September 30, 2022. Common shares subject to options, warrants or other convertible securities that are currently exercisable or exercisable within 60 days of September 30, 2022 are considered outstanding and beneficially owned by the person holding such options, warrants or other convertible securities for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as noted by footnote, and subject to community property laws where applicable, based on the information provided to us, we believe that the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The percentage of beneficial ownership of our common shares is calculated based on 908,761 common shares issued and outstanding as of September 30, 2022.

Unless otherwise noted, the business address of each of the individuals and entities listed in the table below is Suite 310 - 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned		Percentage of Common Shares Beneficially Owned (%)
Five Percent Shareholders:
Armistice Capital Master Fund Ltd.	1,628,214	(1)	9.99	(2)
Sabby Volatility Warrant Master Fund, Ltd.	884,341	(3)	4.99	(4)

Named Executive Officers and Directors:
Eric A. Adams, MIBS(5)	12,113		1.32
Alexandra Mancini(6)	3,143		*
Eric Hsu(7)	3,680		*
Bruce Colwill(8)	4,673		*
William J. Garner, MD(9)	365		*
Andrew Hull(10)	1,123		*
Janet Grove(11)	140		*
Bryan Baldasare(12)	94		*
Nicole Lemerond(13)	47		*
All executive officers and directors as a group (9 persons)	19,839		2.18

*	Less than 1%.

(1)	Consists of (i) 90,000 common shares, (ii) 313,226 common shares issuable upon presently exercisable pre-funded warrants, (iii) 806,452 common shares issuable upon presently exercisable preferred investment options and (iv) 418,536 common shares issuable upon presently exercisable warrants. The terms of the pre-funded warrants preclude a holder thereof from exercising such holder’s pre-funded warrants, if after giving effect to the issuance of common shares upon such exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 9.99% of the number of common shares outstanding immediately after giving effect to the issuance of common shares upon such exercise. The terms of the preferred investment options and warrants preclude a holder thereof from exercising such holder’s preferred investment option or warrant, if after giving effect to the issuance of common shares upon such exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 4.99% of the number of common shares outstanding immediately after giving effect to the issuance of common shares upon such exercise. The securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company, and may be deemed to be indirectly beneficially owned by (i) Armistice Capital, LLC, as the investment manager of Armistice Capital Master Fund Ltd. and (ii) Steven Boyd, as the Managing Member of Armistice Capital, LLC. Armistice Capital, LLC and Steven Boyd disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. The address for the foregoing entities is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

(2)	Based solely on the 90,000 common shares beneficially owned and 875 of the 418,536 common shares underlying presently exercisable warrants, and does not include the 313,226 common shares issuable upon presently exercisable pre-funded warrants, the 806,452 common shares issuable upon presently exercisable preferred investment options and 417,661 of the 418,536 common shares issuable upon presently exercisable warrants, the exercise of which pre-funded warrants, preferred investment options and warrants are subject to the beneficial ownership limitations discussed in footnote 1 above and elsewhere in this prospectus.

(3)	Consists of (i) 20,284 common shares, (ii) 288,019 common shares issuable upon exercise of presently exercisable pre-funded warrants and (iii) 576,038 common shares issuable upon exercise of presently exercisable preferred investment options. The terms of the pre-funded warrants and preferred investment options preclude a holder thereof from exercising such holder’s pre-funded warrant or preferred investment option, if after giving effect to the issuance of common shares upon such exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 4.99% (or, upon election by a holder prior to the issuance of any preferred investment options, 9.99%) of the number of common shares outstanding immediately after giving effect to the issuance of common shares issuable upon such exercise. Sabby Management, LLC is the investment manager of Sabby Volatility Warrant Master Fund, Ltd. and shares voting and investment power with respect to these shares in this capacity. As manager of Sabby Management, LLC, Hal Mintz also shares voting and investment power on behalf of Sabby Volatility Warrant Master Fund, Ltd. Each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over the securities listed except to the extent of their pecuniary interest therein.

(4)	Based solely on the 20,284 common shares beneficially owned and 26,400 of the 288,019 common shares issuable upon exercise of presently exercisable pre-funded warrants and does not include 261,619 of the 288,019 common shares issuable upon exercise of presently exercisable pre-funded warrants and the 576,038 common shares issuable upon exercise of presently exercisable preferred investment options, the exercise of which pre-funded warrants and preferred investment options are subject to the beneficial ownership limitations discussed in footnote 3 above and elsewhere in this prospectus.

(5)	Consists of (i) 2,360 common shares and (ii) 9,753 common shares issuable upon exercise of presently exercisable options. Not reflected in the table are 597 common shares beneficially owned by Mr. Adams’ spouse. Mr. Adams disclaims beneficial ownership in the 597 common shares held by his spouse.

(6)	Consists of (i) 242 common shares and (ii) 2,901 common shares issuable upon exercise of presently exercisable options.

(7)	Consists of (i) 51 common shares and (ii) 3,629 common shares issuable upon exercise of presently exercisable options.

(8)	Consists of (i) 461 common shares and (ii) 4,212 common shares issuable upon exercise of presently exercisable options. Mr. Colwill resigned from his position as our Chief Financial Officer effective March 31, 2022, and transitioned to the role of an advisor of the company until June 30, 2022.

(9)	Consists of 365 common shares issuable upon exercise of presently exercisable options. Not reflected in the table are 152 common shares owned by Dr. Garner’s spouse. Dr. Garner disclaims beneficial ownership in the 152 common shares held by his spouse.

(10)	Consists of (i) 758 common shares and (ii) 365 common shares issuable upon exercise of presently exercisable options.

(11)	Consists of 140 common shares issuable upon exercise of presently exercisable options.

(12)	Consists of 94 common shares issuable upon exercise of presently exercisable options.

(13)	Consists of 47 common shares issuable upon exercise of presently exercisable options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, since July 1, 2019, there has not been and there is not currently proposed, any transaction or series of similar transactions to which:

●	we were, or will be, a participant;

●	the amount involved exceeded, or will exceed, $120,000; and

●	in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Indemnification Agreements

Our Amended and Restated Articles, or our Articles, contain provisions limiting the liability of directors and provide that we will indemnify each of our directors and officers to the fullest extent permitted under law. In addition, we have entered into an indemnification agreement with each of our directors and our Chief Financial Officer, which requires us to indemnify them.

Policies and Procedures for Transactions with Related Persons

We have adopted a written policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common shares and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our Board or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common shares, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our Board or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our Board or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

DESCRIPTION OF SECURITIES

General

Our authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. As of the date of this prospectus, we had 908,761 common shares issued and outstanding and no preferred shares issued and outstanding.

The description of our securities contained herein is a summary only and may be exclusive of certain information that may be important to you. For more complete information, you should read our Articles, which have been filed with the SEC and incorporated as an exhibit to the registration statement of which this prospectus forms a part.

Common Shares

Each common share entitles the holder thereof to one vote at all meetings of shareholders.

There are no limitations on the rights of non-Canadian owners to hold or vote common shares.

In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or other distribution of our assets among shareholders for the purpose of winding up our affairs, subject to the rights, privileges and restrictions attaching to any preferred shares that may then be outstanding, the shareholders shall be entitled to receive our remaining property.

The shareholders are entitled to receive dividends, as and when declared by our Board, subject to the rights, privileges and restrictions attaching to our securities, which may be paid in money, property or by the issue of fully paid shares in our capital. However, we do not anticipate paying any cash dividends for the foreseeable future, and instead intend to retain future earnings, if any, for use in the operation and expansion of our business.

Pre-Funded Warrants and Preferred Investment Options

The pre-funded warrants and preferred investment options, the underlying shares of which form a part of the common shares being registered hereby, and preferred investment options issued to the designees of the September Private Placement, are described under “Prospectus Summary—Recent Developments—September Private Placement.”

As of September 30, 2022, we had 601,245 pre-funded warrants outstanding and 1,520,218 preferred investment options and other warrants outstanding.

Certain Takeover Bid Requirements

Unless such offer constitutes an exempt transaction, an offer made by a person to acquire outstanding shares of a Canadian entity that, when aggregated with the offeror’s holdings (and those of persons or companies acting jointly with the offeror), would constitute 20% or more of the outstanding shares, would be subject to the take-over provisions of Canadian securities laws. The foregoing is a limited and general summary of certain aspects of applicable securities law in the provinces and territories of Canada, all in effect as of the date hereof.

In addition to the take-over bid requirements noted above, the acquisition of shares may trigger the application of additional statutory regimes including amongst others, the Investment Canada Act and the Competition Act.

This summary is not a comprehensive description of relevant or applicable considerations regarding such requirements and, accordingly, is not intended to be, and should not be interpreted as, legal advice to any prospective purchaser and no representation with respect to such requirements to any prospective purchaser is made. Prospective investors should consult their own Canadian legal advisors with respect to any questions regarding securities law in the provinces and territories of Canada.

Actions Requiring a Special Majority

Under the BCBCA, unless otherwise stated in the Articles, certain corporate actions require the approval of a special majority of shareholders, meaning holders of shares representing 66 2/3% of those votes cast in respect of a shareholder vote addressing such matter. Those items requiring the approval of a special majority generally relate to fundamental changes with respect to our business, and include amongst others, resolutions: (i) removing a director prior to the expiry of his or her term; (ii) altering the Articles, (iii) approving an amalgamation; (iv) approving a plan of arrangement; and (v) providing for a sale of all or substantially all of our assets.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1.

Listing

Our common shares are currently quoted under the symbol “INM” on the Nasdaq Capital Market.

Holders

As of June 30, 2022, there were 3,878 holders of record of our issued and outstanding common shares.

SELLING SHAREHOLDERS

The common shares being offered by the Selling Shareholders are those previously issued to the Selling Shareholders, and those issuable to the Selling Shareholders upon exercise of the pre-funded warrants and preferred investment options, in each case, issued to the Selling Shareholders in the September Private Placement. For additional information regarding the issuances of those common shares, pre-funded warrants and preferred investment options, see “Prospectus Summary—Recent Developments—September Private Placement” above. We are registering the common shares in order to permit the Selling Shareholders to offer the shares for resale from time to time. Except for participation in our previous offerings and the ownership of the common shares, the pre-funded warrants and the preferred investment options, the Selling Shareholders have not had any material relationship with us within the past three years.

The table below lists the Selling Shareholders and other information regarding the beneficial ownership of our common shares by each of the Selling Shareholders. The second column lists the number of common shares beneficially owned by each Selling Shareholder, based on its ownership of the common shares, warrants and preferred investment options, as of the date of this prospectus, assuming exercise of the pre-funded warrants and preferred investment options held by the Selling Shareholders on that date, without regard to any limitations on exercises.

The third column lists the common shares being offered by this prospectus by the Selling Shareholders.

In accordance with the terms of the Registration Rights Agreement, this prospectus generally covers the resale of the sum of (i) the number of common shares issued to the Selling Shareholders in the September Private Placement and (ii) the maximum number of common shares issuable upon exercise of the pre-funded warrants and preferred investment options issued to the Selling Shareholders in the September Private Placement, determined as if the outstanding pre-funded warrants and preferred investment options were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, each as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the Registration Right Agreement, without regard to any limitations on the exercise of the pre-funded warrants and preferred investment options.

The table is based on information supplied to us by the Selling Shareholders, with beneficial ownership determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to common shares. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of common shares beneficially owned by a Selling Shareholder, common shares subject to warrants or preferred investment options held by that Selling Shareholder that are currently exercisable for common shares or exercisable for common shares within 60 days after the date of this prospectus, are deemed outstanding.

The terms of the pre-funded warrants and preferred investment options contain certain beneficial ownership limitations, as more particularly described under “Prospectus Summary—Recent Developments—September Private Placement” and in the footnotes to the table below. The number of shares in the second column does not reflect these limitations. The Selling Shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Shareholder	Number of Common Shares Beneficially Owned Prior to Offering		Maximum Number of Common Shares to be Sold Pursuant to this Prospectus	Number of Common Shares Beneficially Owned After Offering(5)	Percentage Beneficially Owned After Offering)(5)
Sabby Volatility Warrant Master Fund, Ltd.(1)	884,341	(2)	864,057	—	—
Armistice Capital Master Fund Ltd.(3)	1,628,214	(4)	1,209,678	—	—

(1)	Sabby Management, LLC is the investment manager of Sabby Volatility Warrant Master Fund, Ltd. and shares voting and investment power with respect to these shares in this capacity. As manager of Sabby Management, LLC, Hal Mintz also shares voting and investment power on behalf of Sabby Volatility Warrant Master Fund, Ltd. Each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over the securities listed except to the extent of their pecuniary interest therein.

(2)	Consists of (i) 20,284 common shares, (ii) 288,019 common shares issuable upon the exercise of pre-funded warrants issued in the September Private Placement and (iii) 576,038 common shares issuable upon the exercise of preferred investment options issued in the September Private Placement. The terms of the pre-funded warrants and preferred investment options preclude a holder thereof from exercising such holder’s pre-funded warrant or preferred investment option, if after giving effect to the issuance of common shares upon such exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 4.99% (or, upon election by a holder prior to the issuance of any preferred investment options, 9.99%) of the number of common shares outstanding immediately after giving effect to the issuance of common shares issuable upon such exercise.

(3)	The securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company, and may be deemed to be indirectly beneficially owned by (i) Armistice Capital, LLC, as the investment manager of Armistice Capital Master Fund Ltd. and (ii) Steven Boyd, as the Managing Member of Armistice Capital, LLC. Armistice Capital, LLC and Steven Boyd disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein.

(4)	Consists of (i) 90,000 common shares, (ii) 313,226 common shares issuable upon presently exercisable pre-funded warrants, (iii) 806,452 common shares issuable upon presently exercisable preferred investment options and (iv) 418,536 common shares issuable upon presently exercisable warrants. The terms of the pre-funded warrants preclude a holder thereof from exercising such holder’s pre-funded warrants, if after giving effect to the issuance of common shares upon such exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 9.99% of the number of common shares outstanding immediately after giving effect to the issuance of common shares upon such exercise. The terms of the preferred investment options and warrants preclude a holder thereof from exercising such holder’s preferred investment option or warrant, if after giving effect to the issuance of common shares upon such exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 4.99% of the number of common shares outstanding immediately after giving effect to the issuance of common shares upon such exercise.

(5)	Because the Selling Shareholders may sell, transfer or otherwise dispose of all, some or none of the common shares covered by this prospectus, we cannot determine the number of such common shares that will be sold, transferred or otherwise disposed of by the Selling Shareholders, or the amount or percentage of our common shares that will be held by the Selling Shareholders upon completion of this offering. For purposes of this table, we have assumed that the Selling Shareholders will sell all their common shares covered by this prospectus, including common shares issuable upon exercise of the pre-funded warrants and preferred investment options issued in the September Private Placement.

PLAN OF DISTRIBUTION

Each Selling Shareholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Shareholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Selling Shareholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Shareholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common shares by the Selling Shareholders or any other person. We will make copies of this prospectus available to the Selling Shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

Norton Rose Fulbright US LLP, which has acted as our United States counsel in connection with this offering, will pass on certain legal matters with respect to United States federal law in connection with this offering. Norton Rose Fulbright Canada LLP, which has acted as our Canadian counsel in connection with this offering, will pass on certain legal matters with respect to Canadian law in connection with this offering.

EXPERTS

The consolidated financial statements of InMed Pharmaceuticals Inc. as of June 30, 2022 and 2021, and for each of the years in the two-year period ended June 30, 2022 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the June 30, 2022 consolidated financial statements contains an explanatory paragraph that states that the Company has incurred recurring losses and negative cash flows and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common shares offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common shares, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the periodic reporting requirements of the Exchange Act and in accordance therewith file periodic reports, including, but not limited to, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, proxy statements and other information filed or furnished with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. You may read and copy (at prescribed rates) any such reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC maintains an internet website that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. We also maintain a website at www.inmedpharma.com, by which you may access these materials (including the documents incorporated into this prospectus by reference) free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information that is contained on, or that may be accessed through, our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

SEC rules permit us to “incorporate by reference” certain information into this prospectus, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for information superseded by information contained in this prospectus or in any subsequently filed incorporated document. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must carefully review all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. However, we undertake no obligation to update or revise any statements we make, except as required by law.

This prospectus incorporates by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (in each case, other than those documents or the portions of those documents furnished and not filed with the SEC) on or after the date of this prospectus and prior to the termination of the offering covered by this prospectus:

●	our Annual Report on Form 10-K for the fiscal year ended June 30, 2022, filed with the SEC on September 23, 2022, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on September 28, 2022; and

●	our Current Reports on Form 8-K, filed with the SEC on July 18, 2022, July 20, 2022, August 11, 2022, August 26, 2022, September 14, 2022, and September 29, 2022 (except, in each case, any information, including exhibits, furnished and not filed with the SEC).

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus or in any subsequently filed document which is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will furnish without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. Any such request may be made by writing or calling us at the following address or phone number:

InMed Pharmaceuticals Inc.

Suite 310 – 815 W. Hastings Street
Vancouver, BC, Canada
V6C 1B4

(604) 669-7207

Attention: Brenda Edwards

2,073,735 Common Shares

PROSPECTUS

               , 2022

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Set forth below is an estimate (except in the case of the registration fee) of the amount of fees and expenses to be incurred in connection with the issuance and distribution of the offered securities, other than underwriting discounts and commissions. The Selling Shareholders will not bear any portion of the below expenses.

SEC registration fee		$1,627.10
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*

* These fees are calculated based on the number of issuances and amount of securities offered and accordingly cannot be estimated at this time.

Item 14. Indemnification of Directors and Officers

We are subject to the provisions of Part 5, Division 5 of the BCBCA. Under Section 160 of the BCBCA, we may, subject to Section 163 of the BCBCA:

(1)	indemnify an individual who:

●	is or was a director or officer of our company;

●	is or was a director or officer of another corporation (i) at a time when such corporation is or was an affiliate of our company; or (ii) at our request, or

●	at our request, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity, and including, subject to certain limited exceptions, the heirs and personal or other legal representatives of that individual (collectively, an “eligible party”), against all eligible penalties to which the eligible party is or may be liable; and

(2)	after final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, where:

●	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, and eligible proceeding.

●	“eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, our company or an associated corporation (i) is or may be joined as a party, or (ii) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

●	“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

 Under Section 161 of the BCBCA, and subject to Section 163 of the BCBCA, we must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding if the eligible party (i) has not been reimbursed for those expenses, and (ii) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

Under Section 162 of the BCBCA, and subject to Section 163 of the BCBCA, we may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of the proceeding, provided that we must not make such payments unless we first receive from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited under Section 163 of the BCBCA, the eligible party will repay the amounts advanced.

Under Section 163 of the BCBCA, we must not indemnify an eligible party against eligible penalties to which the eligible party is or may be liable or pay the expenses of an eligible party in respect of that proceeding under Sections 160, 161 or 162 of the BCBCA, as the case may be, if any of the following circumstances apply:

●	if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, we were prohibited from giving the indemnity or paying the expenses by our memorandum or articles;

●	if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, we are prohibited from giving the indemnity or paying the expenses by our memorandum or articles;

●	if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of our company or the associated corporation, as the case may be; or

●	in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

If an eligible proceeding is brought against an eligible party by or on behalf of our company or by or on behalf of an associated corporation, we must not either indemnify the eligible party against eligible penalties to which the eligible party is or may be liable, or pay the expenses of the eligible party under Sections 160, 161 or 162 of the BCBCA, as the case may be, in respect of the proceeding.

Under Section 164 of the BCBCA, and despite any other provision of Part 5, Division 5 of the BCBCA and whether or not payment of expenses or indemnification has been sought, authorized or declined under Part 5, Division 5 of the BCBCA, on application of our company or an eligible party, the Supreme Court of British Columbia may do one or more of the following:

●	order us to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

●	order us to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

●	order the enforcement of, or payment under, an agreement of indemnification entered into by us;

●	order us to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under Section 164 of the BCBCA; or

●	make any other order the court considers appropriate.

Section 165 of the BCBCA provides that we may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, our company or an associated corporation.

Under our Articles, and subject to the BCBCA, we must indemnify our directors, former directors or alternate directors and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and we must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with our company on the terms of the indemnity contained in our Articles.

Under our Articles, and subject to the BCBCA, we may agree to indemnify and may indemnify any person (including an eligible party) against eligible penalties and pay expenses incurred in connection with the performance of services by that person for us. We have entered into indemnity agreements with our directors and certain of our officers.

Pursuant to our Articles, the failure of an eligible party to comply with the BCBCA or our Articles does not, of itself, invalidate any indemnity to which he or she is entitled under our Articles.

Under our Articles, we may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

●	is or was our director, alternate director, officer, employee or agent;

●	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was our affiliate;

●	at our request, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity; or

●	at our request, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

●	against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

In addition, we have entered into an indemnification agreement with each of our directors and our Chief Financial Officer, which requires us to indemnify them.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act. All share numbers below give effect to the Reverse Stock Split:

●	On February 12, 2021, we closed a private placement with 11 accredited institutional investors for approximately $4.5 million of units. We issued the equivalent of 42,000 common shares and warrants to purchase the equivalent of 27,720 common shares. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act in that such sales did not involve a public offering.

●	On October 13, 2021, we issued the equivalent of 82,000 common shares to the then equity holders and convertible debt holders of BayMedica, as part consideration for our acquisition of BayMedica. The issuance was made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act in that such sales did not involve a public offering.

●	On July 2, 2021, we closed a private placement with an accredited institutional investor for approximately $12 million of common shares, pre-funded warrants and warrants. We issued the equivalent of 35,600 common shares, pre-funded warrants exercisable for the equivalent of 125,853 common shares and warrants exercisable for the equivalent of 161,453 common shares. In connection with the July 2021 private placement, we also issued to designees of the exclusive placement agent for the private placement, warrants to purchase an aggregate of the equivalent of 12,109 common shares. The foregoing issuances were made in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act in that such sales did not involve a public offering.

●	On June 6, 2022, we closed a registered direct issuance and sale of the equivalent of 163,170 common shares (or pre-funded warrants in lieu thereto), as well as a concurrent private placement to issue and sell the equivalent of 69,930 common shares (or pre-funded warrants in lieu thereto), for a gross aggregate amount of $5 million. In addition, we issued to the investor in the offerings unregistered preferred investment options to purchase up to an aggregate of the equivalent of 233,100 common shares. We also amended certain existing warrants to purchase up to an aggregate of the equivalent of 179,230 common shares that were previously issued to the investor. The issuances in the concurrent private placement were made in reliance upon an exemption from registration under Section 4(a)(2) of the Securities Act in that such sales did not involve a public offering.

●	On September 13, 2022, we closed the September Private Placement, pursuant to which we issued to the investors in the September Private Placement (i) 90,000 common shares, (ii) pre-funded warrants to purchase an aggregate of 601,245 common shares and (iii) preferred investment options to purchase up to an aggregate of 1,382,490 common shares, for a gross aggregate amount of approximately $6 million. In addition, an investor agreed to cancel preferred investment options to purchase up to an aggregate of 412,331 of our common shares which had been previously issued to such investor. In connection with the September Private Placement, we also issued to designees of the exclusive placement agent for the private placement, preferred investment options to purchase an aggregate of 44,931 common shares. The foregoing issuances were made in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act in that such sales did not involve a public offering.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description of Exhibit

2.1	Amended and Restated Agreement and Plan of Reorganization, dated as of October 13, 2021, by and among InMed Pharmaceuticals Inc., InMed LLC, BayMedica, Inc., BM REP, LLC, as the stockholder representative, and certain stockholders thereto (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 13, 2021).
3.1	Amended and Restated Articles of InMed Pharmaceuticals Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 filed with the SEC on June 19, 2020).
4.1	Form of Specific Common Share Certificate (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1 filed with the SEC on July 13, 2021).
4.2	Form of Common Shares Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 12, 2020).
4.3	Form of Common Shares Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2021).
4.4	Form of Series A Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 30, 2021).
4.5	Form of Pre-Funded Warrants (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 30, 2021).
4.6	Form of Preferred Investment Option (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 6, 2022).
4.7	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 6, 2022).
4.8	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on June 6, 2022).
4.9	Warrant Amendment Agreement (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed with the SEC on June 6, 2022).
4.10	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 14, 2022).
4.11	Form of Preferred Investment Option (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 14, 2022).
4.12	Form of Placement Agent Preferred Investment Option (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on September 14, 2022).
5.1	Opinion of Norton Rose Fulbright Canada LLP.
10.1	InMed Pharmaceuticals Inc. 2017 Amended and Restated Stock Option Plan, as amended (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form S-8 filed with the SEC on March 5, 2021).
10.2	Form of Stock Option Agreement pursuant to the InMed Pharmaceuticals Inc. 2017 Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form S-8 filed with the SEC on March 5, 2021).
10.3	Registration Rights Agreement, dated February 5, 2021, between InMed Pharmaceuticals Inc. and several purchasers thereto (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2021).
10.4	Registration Rights Agreement, dated June 28, 2021, between InMed Pharmaceuticals Inc. and several purchasers thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 30, 2021).
10.5	Registration Rights Agreement, dated June 1, 2022, between InMed Pharmaceuticals Inc. and the purchasers thereto (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on June 6, 2022).
10.6	Registration Rights Agreement, dated September 9, 2022, between InMed Pharmaceuticals Inc. and the purchasers thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 14, 2022).

10.7	Amended and Restated Executive Employment Agreement, dated March 1, 2021, between Eric A. Adams and InMed Pharmaceuticals Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed with the SEC on July 13, 2021).
10.8	Amendment dated July 11, 2022 to Eric Adams’ Employment Agreement dated 1 March 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 18, 2022).
10.9	Amended and Restated Executive Employment Agreement, dated March 1, 2021, between Eric Hsu and InMed Pharmaceuticals Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 filed with the SEC on July 13, 2021).
10.10	Amended and Restated Executive Employment Agreement, dated March 1, 2021, between Alexandra Mancini and InMed Pharmaceuticals Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 filed with the SEC on July 13, 2021).
10.11	Amended and Restated Executive Employment Agreement, dated March 1, 2021, between Bruce S. Colwill and InMed Pharmaceuticals Inc. (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 filed with the SEC on July 13, 2021).
10.12	Employment Agreement dated July 15, 2022, between InMed Pharmaceuticals Inc. and Michael Woudenberg (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 20, 2022)
10.13	Consulting Agreement dated as of April 1, 2022, between InMed Pharmaceuticals Inc. and Brenda Edwards (incorporated by reference to Exhibit 10.13 of the Company’s Amendment No. 1 to Annual Report on Form 10-K/A filed with the SEC on September 28, 2022).
10.14	Form of InMed Pharmaceuticals Inc. Indemnification Agreement entered into with each member of the board of directors and Chief Financial Officer (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed with the SEC on September 24, 2021)
10.15	Office Premises Lease, dated January 14, 2019, between InMed Pharmaceuticals Inc. and 815 West Hastings Ltd. (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 filed with the SEC on June 19, 2020).
10.16	Form of Amendment of Purchase Agreement and Common Stock Purchase Warrant, dated March 21, 2022 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 22, 2022).
10.17	At the Market Offering Agreement dated April 7, 2021 by and between InMed Pharmaceuticals Inc., and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2022).
21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 of the Company’s Annual Report on Form 10-K filed with the SEC on September 23, 2022).
23.1	Consent of KPMG LLP.
23.2	Consent of Norton Rose Fulbright Canada LLP (included in opinion filed as Exhibit 5.1).
24.1	Power of Attorney (included on the signature page)
107	Filing Fee Table

(b) Financial Statement Schedules

None

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada, on October 11, 2022.

INMED PHARMACEUTICALS INC.

By:	/s/ Eric A. Adams
Name:	Eric A. Adams
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Eric A. Adams and Brenda Edwards, and each of them, either of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on October 11, 2022.

Signature	Title

/s/ Eric A. Adams	President, Chief Executive Officer and Director
Eric A. Adams	(Principal Executive Officer)

/s/ Brenda Edwards	Interim Chief Financial Officer
Brenda Edwards	(Principal Financial Officer and Principal Accounting Officer)

/s/ William J. Garner	Director
William J. Garner

/s/ Janet Grove	Director
Janet Grove

/s/ Andrew Hull	Director
Andrew Hull

/s/ Bryan Baldasare	Director
Bryan Baldasare

/s/ Nicole Lemerond	Director
Nicole Lemerond

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in its capacity as the duly authorized representative of InMed Pharmaceuticals Inc. in the United States, on October 11, 2022.

Andrew Hull

/s/ Andrew Hull
Authorized Representative